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                          [Letterhead of Expedia, Inc.]

                                February 21, 2002

VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Division of Corporation Finance


Re: Expedia, Inc.: Withdrawal of Registration Statement on Form S-3 (File No. 333-81646)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), Expedia, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Registrant's Registration Statement on Form S-3 (File No. 333-81646), together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because the selling security holders named in the Registration Statement (CVGI and GVI) will not be issued the securities whose resale was to be registered under the Registration Statement. As a result, such selling security holders no longer need to have such securities registered for resale under the Registration Statement. No securities were sold or will be sold under the Registration Statement.

     The filing fee of $4,384 for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Registrant understands that, pursuant to Rule 457(p) of the Act, such fee may be offset against the total filing fee(s) due for subsequent registration statements filed by the Registrant prior to January 30, 2007.

     If you have any questions on this request for withdrawal, please do not hesitate to contact me on (425) 564-7200.

                                Very truly yours,

                                By: /s/ Richard N. Barton

                                Name:     Richard N. Barton
                                Title:    President and Chief Executive Officer

CC:      James Lopez
                  Securities and Exchange Commission
         David Compton
                  The Nasdaq Stock Market, Inc.
         Peter Lyons
                  Shearman & Sterling
         David Bernstein
                  Clifford Chance Rogers & Wells
         Terrance Bessey
                  Kirkland & Ellis